File No. 812-

As filed with the Securities and Exchange Commission on November 6, 2015

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

APPLICATION FOR AN ORDER OF THE
COMMISSION PURSUANT TO SECTION 2(a)(9) OF THE INVESTMENT
COMPANY ACT OF 1940 DECLARING PRESUMPTION
CREATED BY THAT SECTION
REBUTTED BY EVIDENCE

MAIN STREET CAPITAL CORPORATION
MAIN STREET CAPITAL II, LP

MSCII EQUITY INTERESTS, LLC AND

MAIN STREET EQUITY INTERESTS, INC.

1300 Post Oak Boulevard, 8th Floor
Houston, Texas 77056
(713) 350-6000

All Communications, Notices and Orders to:

Jason B. Beauvais
General Counsel
Main Street Capital Corporation
1300 Post Oak Boulevard, 8th Floor
Houston, TX 77056

(713) 350-6000

Copy to:

Steven B. Boehm, Esq.
Harry S. Pangas, Esq.
Sutherland Asbill & Brennan LLP

700 Sixth Street, N.W., Suite 700
Washington, D.C. 20001

(202) 383-0100

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

MAIN STREET CAPITAL CORPORATION,
MAIN STREET CAPITAL II, LP,
MSCII EQUITY INTERESTS, LLC, AND
MAIN STREET EQUITY INTERESTS, INC.

1300 POST OAK BOULEVARD, 8th FLOOR
HOUSTON, TEXAS 77056
(713) 350-6000

File No. 812-
Investment Company Act of 1940

	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	Application for an Order of the Commission pursuant to Section 2(a)(9) of the Investment Company Act of 1940 Declaring Presumption Created by that Section Rebutted by Evidence

ACTION:  Application for an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 2(a)(9) of the Investment Company Act of 1940, as amended (the “1940 Act”),(1) declaring that the presumption of “control” under Section 2(a)(9) has been rebutted by evidence.

SUMMARY OF APPLICATION: Applicants, as defined below, seek an Order declaring that, on the basis of the facts and circumstances more particularly described herein and notwithstanding Applicants’ beneficial ownership 41.6% of outstanding voting securities of CBT Nuggets, LLC (“CBT”), Applicants do not in fact “control” CBT for purposes of Section 2(a)(9).

I.                                        APPLICANTS

•                  Main Street Capital Corporation (“MSCC”),

•                  Main Street Capital II, LP, a wholly owned subsidiary of MSCC (“MSCII”),

•                  MSCII Equity Interests, LLC, a wholly owned subsidiary of MSCII (“MSCIIEI”), and

•                  Main Street Equity Interests, Inc., a wholly owned subsidiary of MSCC (“MSEI”) (MSCIIEI and MSEI are collectively referred to herein as the “Taxable Subsidiaries” and

(1)  Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

MSCC, MSCII and the Taxable Subsidiaries are hereinafter referred to collectively as the “Applicants”).

II.                                   APPLICANTS’ REPRESENTATIONS

A.  MSCC

MSCC was organized under the General Corporation Law of the State of Maryland on March 9, 2007 for the purpose of operating as an internally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act.  In addition, MSCC has made an election to be treated for tax purposes as a regulated investment company (“RIC”) under Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future.

MSCC’s common stock is registered under Section 12(b) of the Securities Exchange Act of 1934 (the “1934 Act”).  Accordingly, MSCC is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act. MSCC’s common stock trades on the New York Stock Exchange under the ticker symbol “MAIN.”

MSCC is a principal investment firm that primarily provides long-term debt and equity capital to lower middle market companies and debt capital to middle market companies.  MSCC’s portfolio investments are typically made to support management buyouts, recapitalizations, growth financings, refinancings and acquisitions of companies that operate in diverse industry sectors.  MSCC seeks to partner with entrepreneurs, business owners and management teams and generally provides “one stop” financing alternatives within its lower middle market portfolio. MSCC’s lower middle market companies generally have annual revenues between $10 million and $150 million.  MSCC’s middle market debt investments are made in businesses that are generally larger in size than its lower middle market portfolio companies.  As of June 30, 2015, MSCC had debt and equity portfolio investments with an aggregate fair value of $1.8 billion. MSCC’s principal place of business is 1300 Post Oak Boulevard, 8th Floor, Houston, TX 77056.

B.  MSCII

MSCII was organized as a limited partnership under the laws of the state of Delaware on June 30, 2005, and received its license from the United States Small Business Administration (“SBA”) on January 19, 2006 to operate as a small business investment company (“SBIC”).    MSCC directly owns 99.6% of MSCII in the form of limited partnership interests. Main Street Capital II GP, LLC (“MSCII GP”), which is a wholly owned subsidiary of MSCC, owns 0.4% of MSCII in the form of a general partnership interest.

C.  Taxable Subsidiaries

Each of the Taxable Subsidiaries is directly or indirectly wholly owned by MSCC.  The Taxable Subsidiaries permit MSCC to hold equity investments in portfolio companies which are

“pass-through” entities for tax purposes and to continue to comply with the “source-income” requirements contained in the RIC tax provisions of the Code.

III.                              APPLICANTS’ INVESTMENTS IN CBT AND OTHER MATTERS RELATING THERETO

A.  CBT’s Business

CBT was organized in June 2006 as a Delaware limited liability company (“LLC”) and its corporate offices are located in Eugene, Oregon.  Daniel J. Charbonneau (“Charbonneau”) founded a predecessor to CBT, CBT Nuggets, Inc., in 1999 to produce and sell original content information technology (IT) certification training videos.  CBT’s training videos provide comprehensive training for the professional and technical development of IT professionals and for preparation for technical certification exams from Microsoft, CompTIA, Cisco and Citrix, plus many other professional certification vendors. The training is designed to offer technical accuracy in conjunction with real-world analogies to promote understanding for beginners and experts alike. The training videos are delivered primarily through online streaming services and secondarily in offline format features for iOS and Android applications with the premise of providing efficient, effective just-in-time certification training.

The day-to-day management of CBT and all of its commercial and operating activities are directed by Charbonneau as the Chief Executive Officer (the “CEO”) and majority owner (58.4% of CBT’s outstanding voting securities) of CBT. None of the Applicants’ representatives or agents serve as officers or employees of CBT.

B.  Applicants’ Investments in CBT

In June 2006, CBT entered into a certain loan agreement (the “Loan”) with MSCII and Main Street Mezzanine Fund, LP, another wholly owned subsidiary of MSCC that operates as an SBIC (“MSMF” and, together with MSCII, the “SBIC Funds”), pursuant to which the SBIC Funds agreed to make, and made, certain loans to CBT.  Simultaneously therewith, the SBIC Funds made an equity investment (the “Equity”) in CBT, acquiring a majority equity ownership interest in CBT. (2)  The proceeds of the Loan and Equity investments were utilized by CBT to recapitalize CBT Nuggets, Inc. through a purchase of its assets.  In 2009, Charbonneau exercised his right to buy back the majority equity ownership in CBT from the Applicants, and CBT redeemed certain related equity warrants from the Applicants.  In March 2013, CBT fully repaid and retired the Loan.

Charbonneau currently holds majority equity ownership position (the “Majority Owner”) in CBT, owning 58.4% of CBT’s 1,000 outstanding units (the “Units”), while MSCIIEI owns 16.64% and MSEI owns 24.96% of CBT’s Units.  MSCIIEI and MSEI on an aggregate basis own 41.6% of CBT’s Units (the “Equity Investment”).  CBT’s limited liability agreement (the “LLC Agreement”) permits CBT to issue only one class of outstanding Units and other than the Taxable Subsidiaries and Charbonneau there are no other Members of CBT.

(2)  In 2007, MSMF transferred its ownership interest in CBT to MSEI.  In addition, MSCII transferred its ownership interest in CBT to MSCIIEI in 2009.  Each of these transfers was made to comply with the “source-income” requirements contained in the RIC tax provisions of the Code.

C.  CBT’s Capital Structure and Governance

Pursuant to CBT’s LLC Agreement, “the powers of [CBT] shall be exercised by or under the authority of, and the business and affairs of [CBT] shall be managed under the direction of a board of managers (the “Board”) . . . and by the officers of [CBT] elected by the Board of Managers.”  In addition, the LLC Agreement provides that “the Members, in their capacities as such, shall not have any right, power or authority to take part in the management, operation or control of the business or affairs of the Company and (ii) the vote, approval or consent of the Members shall not be required to authorize any actions by or on behalf of the [CBT].”  In addition, “all decisions regarding any matter set forth in [the LLC] Agreement or otherwise relating to or arising out of the business of [CBT] shall be made by or at the direction or under the authority of the Board of Managers.”  The Board currently consists of two individuals: Charbonneau and an individual designated by the Applicants.  A third manager position on the Board is currently vacant, and, as provided by the LLC Agreement, shall be designated by the holders of a majority of the outstanding Units of CBT.  As such, Charbonneau, as the Majority Owner, has the power and authority at his sole option to designate the third manager to the Board.  Furthermore, Charbonneau serves as the Chairman of the Board.

The LLC Agreement further states that the Board “may not take [certain significant business decisions described below] without approval of the Managers on the Board of Managers representing the Member owning the majority of [CBT’s] Units.”  Again, as the Majority Owner, Charbonneau has the power and authority to veto and/or approve certain significant decisions regarding CBT, including (i) the sale of all of the issued and outstanding Units, or the merger or consolidation of CBT with or into another entity; (ii) the sale of substantially all of CBT’s assets; (iii) the acquisition or investment in CBT’s business or assets or any product line that is expected to have a material adverse effect on the operations or financial condition of CBT; (iv) the approval of any business plan or budget of CBT; and (v) and the authorization of dividends and distributions by CBT other than certain tax distributions (which are required to be made to the Members under the LLC Agreement) (collectively, the “Majority Owner Rights”).

The LLC Agreement also provides that certain decisions, including (i) changing the rights, preferences or powers of any Member; (ii) entering into an agreement or contract with any affiliate or related parties of a Member; (iii) increasing the authorized number of Units or creating a new class of Units; and (iv) issuing any debt or equity securities or accepting any capital contribution, require unanimous approval of the Board (collectively the “Unanimous Board Approval”).  In addition, the LLC Agreement provides that the manager appointed to the Board by the Applicants shall have consent rights with respect to the Board’s power (i) to make an acquisition or investment that is expected to have a material effect on CBT’s operation and financial condition; (ii) to authorize or pay distributions (other than tax distributions) or return of capital contributions to any Member; or (iii) to file for bankruptcy (collectively, the “Main Street Consent Rights”).

III.                              APPLICANTS’ LEGAL ANALYSIS

Articles 6 and 12 of Regulation S-X under the Securities Act of 1933 (the “1933 Act”) and the 1934 Act require BDCs to categorize their investments into separate buckets in the financial statements and related schedules contained in their 1933 Act and 1934 Act registration statements and reports.(3)  These buckets include a “control” bucket and an “affiliate” bucket.  The determination of which bucket an investment falls within is dictated by the defined terms “control” contained in Section 2(a)(9) and “affiliated person” contained in Section 2(a)(3).  The appropriate categorization of a BDC’s investment into these buckets is important because it provides investors with insight into whether the BDC will be able to control, in the case of a “control” investment, or influence, in the case of an “affiliate” investment, the management and operations of the portfolio company, including the BDC’s ability to exit from or sell the investment (e.g., in connection with the sale or merger of the portfolio company).

In addition to the identification of a BDC’s investment by the “control” and “affiliate” categories noted above, Rules 4-08(g) and Rule 10-01(b)(1) of Regulation S-X require a BDC to include certain additional financial information in its 1933 Act and 1934 Act registration statements and reports with respect to any “controlled” portfolio company which triggers one or more of the “significance tests” set forth in Rule 1-02(w) of Regulation S-X.(4)  Specifically, Rule 4-08(g) of Regulation S-X requires a BDC to include summarized fiscal year-end balance sheet and income statement information for any such “controlled” portfolio company in the annual audited financial statements contained in its 1933 Act and 1934 Act registration statements and reports.  Similarly, Rule 10-01(b)(1) of Regulation S-X requires a BDC to include summarized income statement information for any such “controlled” portfolio company in its 1933 Act and 1934 Act registration statements and reports.  Although Rules 4-08 and 10-01(b)(1) of Regulation S-X reference the term “50 percent or less owned persons” with respect to the investments covered thereunder, the staff of the Commission’s Division of Investment Management has issued guidance that such term should be interpreted to only cover investments that the BDC “controls” within the meaning of Section 2(a)(9).

Section 2(a)(9) defines “control” as “the power to exercise a controlling influence over the management or the policies of a company, unless such power is solely the result of an official position with such company.”  Section 2(a)(9) further provides, in pertinent part, that, any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Persons who do not meet this 25% threshold are presumed not to control such a company.  Accordingly, pursuant to Section 2(a)(9), through the mere act, without more, of Applicants’ beneficial ownership of 41.6% of CBT’s voting securities, Applicants are presumed to control CBT.  However, the presumptions created by Section 2(a)(9) are merely presumptions, not

(3)  See, e.g., Rule 6-04 of Regulation S-X (“[s]tate separately investments in and advances to: (a) Controlled companies and (b) other affiliates”); Rule 6-07 of Regulation S-X (“income shall be segregated under an appropriate caption subdivided to show separately income from: (1) Controlled companies; and (2) other affiliates”) and Rule 12-14 Regulation S-X (“[l]ist each issue separately and group . . . (2) other controlled companies; and (3) other affiliates”).

(4)  The threshold triggers for the “significance tests” under Rule 4-08(g) and Rule 10-01(b)(1) of Regulation S-X are different, with Rule 4-08 being triggered at the 10% level and Rule 10-01(b)(1) being triggered at the 20% level.

evidence.(5)  Section 2(a)(9) states that these presumptions may be rebutted by evidence, but “shall continue until a determination to the contrary [is] made by the Commission by order either on its own motion or on application by an interested person.”(6)

The standard for whether a shareholder “controls” an investment company is whether, under the facts and circumstances of the particular case, the shareholder actually had the power to exercise a controlling influence over the management or policies of that investment company.(7)    It has long been established that controlling influence means “something less than the absolute and complete domination inherent in the term ‘control.’”(8)  Controlling influence has been defined as “the act or process, or power of producing an effect which may be without apparent force or direct authority and is effective in checking or directing action, or exercising restraint or preventing free action.”(9) Consequently, the Commission has issued a number of orders rebutting the statutory presumption of control where an investor with minimal or even no equity may control an investment company(10), while an investor with far more than 25% may not have the

(5)   See, e.g., In re Fundamental Investors, SEC Rel. No. IC-3596, 41 S.E.C. 285 (Dec. 27, 1962); Phillips v. SEC, 388 F.2d 964, 970-71 (2d Cir. 1968).  Presumptions provide no evidentiary weight.  See, e.g., Tenneco Chems. Inc. v. William T. Burnell & Co., 691 F.2d 658, 663 (4th Cir.1982)(“It is axiomatic that a presumption is not evidence and disappears in the face of evidence sufficient to rebut it.”).

(6)  Although Section 2(a)(9) specifically refers to a determination of control by the Commission, the Commission has stated that federal courts share concurrent jurisdiction to determine control under this section.  See In re Fundamental Investors, Inc., et al., SEC Rel. No. IC-3596, 41 S.E.C. 285 (Dec. 27, 1962).  The Second Circuit has accepted the Commission’s views without further analysis.  See Willheim v. Murchison, 342 F.2d 33, 38 n.6 (2d Cir., 1965); SEC v. S&P Corporation, 360 F.2d 741, 749 (2d Cir. 1966).

(7)  “The questions of control and controlling influence are clearly factual ones.”  Kaufman & Broad, Inc., 1985-1986 Fed. Sec. L. Rep. (CCH) ¶ 78,122 at 76,571 (avail. May 16, 1985).  See, e.g.  Haberman v. Murchison, 468 F.2d 1305, 1316 (2d Cir. 1972), referencing Phillips v. SEC, 388 F.2d 964, 970-71 (2d Cir. 1968) (“The claim that the Murchisons sold management control of Allegheny is refuted by the simple fact that Gamble never acquired control.  During the fourteen months between the agreement and the installation of the Kirby board, the Murchison group retained eight of the ten seats on the Board, continued to exercise firm control, and, indeed, rejected Gamble’s position on a number of significant issues.  In view of these facts, the District Court was amply justified in disallowing appellant’s claim that the Murchisons sold control to Gamble.”).

(8)  Kaneb Pipe Line Co., 43 SEC 976, 979 (1968).

(9)  See In re Investors Mutual, Inc. et al., SEC Rel. No. IC-4595, 42 S.E.C. 1071 (May 11, 1966). Furthermore, a controlling influence:

need not be actually exercised; the latent power to exercise it is sufficient . . . . And those exercising a controlling influence need not necessarily be able to carry their point, since such influence may be effective without accomplishing its purpose fully. . . . In applying [these principles], however, it must be borne in mind that control determinations involve issues of fact which cannot be resolved by use of a mathematical formula. They require a careful appraisal of the over-all effect of the various relationships and other circumstances present in [each] particular case, some of which may point to one inference while others to an opposite one.

(10)  See Ibid (stating “In addition to voting power, historical, traditional or contractual associations of persons with companies or a dominating persuasiveness of one or more persons acting in concert or alone may form the basis of a finding of control.”)  See also Exemption of Transaction by Investment Companies with Certain Affiliated Persons, SEC Rel. No. IC-10698, n.2 (May 17, 1979) (citing In re Fundamental Investors as standing for the proposition that “no person may rely on the presumption that less than 25 percent ownership is not control when, in fact, a control relationship exists under all the facts and circumstances.”).

actual requisite power to exercise a controlling influence over the management or policies of that company.(11)

Notwithstanding Applicants’ equity position in CBT, Applicant’s lack of actual control over CBT’s business is substantially similar to the facts addressed in the aforementioned Commission exemptive orders.  Moreover, the Applicants’ request for relief may be considered less likely to concern the Commission than several of the aforementioned matters.  For example, in several of the aforementioned matters, the shareholders had day-to-day management involvement as employees at some point during their relationship with the adviser (or a parent organization) whereas with respect to CBT, pursuant to the LLC Agreement, Applicants have no right to direct the day-to-day management, or take part in the operation or control of the business or affairs of CBT.  In addition, since the date of the Applicants’ original investment in CBT in June 2006, the Applicants have not directed the day-to-day management of CBT, or taken part in the operation or control of the business or affairs of CBT.  The fact that the Applicants appointed a representative to serve on CBT’s Board is not determinative of control either, unless such representative has exercised his power and manifested an ability to consistently affect major policy decisions.(12)  By virtue of the fact that the substantial dominance and control of CBT lies with Charbonneau as a Majority Owner, the Chairman of the Board and CEO, the position held by this representative as a member of the Board does not translate into any role in the management of CBT, even in the rare occasions requiring Unanimous Board Approval, nor does it influence any action or inaction by CBT.

With respect to the question of the Applicants’ “control” of CBT, or lack thereof, it is important to note that Applicant’s equity ownership of CBT, even though it is a “voting security” within the meaning of Section 2(a)(42), does not entitle them to exercise any controlling influence over the management or the policies of CBT given that this right is vested in Charbonneau as Majority Owner and Board pursuant to the terms of the LLC Agreement.  The granting of the Main Street Consent Rights does not give MSCC controlling influence over the

(11)  See, e.g., In re Bridgeway Capital Management, Inc., SEC Release No. 28685; 812-13525 (April 28, 2009) (control rebutted for investor owning 30.58% interest in voting securities in adviser); In re Dimensional Fund Advisors Inc., SEC Release IC-16808 (February 10, 1989) (control rebutted for a former co-founder of an adviser who owned 30.23% such that the proposed transfer of co-founder’s shares would not be an assignment); In re Richard S. Strong, SEC Release IC-8839 (June 30, 1975) (control rebutted for a former co-founder of an adviser owning 42.75%); In re Hartwell & Campbell Fund, Inc. et al., SEC Release IC-8415 (July 8, 1974) (control rebutted for former president owning 33% of parent corporation which, in turn, owned all the shares of adviser subsidiary).  In addition, the Commission has previously considered an instance where the majority ownership of another entity was used as evidence to rebut a presumption of control.  See In re Universe Tankerships, Inc., SEC Release IC-9466 (Sept. 30, 1976) (presumption rebutted for 27.60% owner of an adviser where another entity owned 64.7% of the adviser).

(12)  See, Guy B.Masertiz, The Investment Company: A Study of Influence and Control in the Major Industrial Corporations, 11 B.C.L.Rev.1 (1969) (“Other factors that may be taken into account in rebutting the . . . presumption [of or against control] include, but are not limited to, direct or indirect representation on the board of directors, and the ability to consistently implement major policy changes or major operational changes in the company.” [emphasis added]

management of policies as contemplated by the 1940 Act.(13) The Main Street Consent Rights apply only in extraordinary situations and “occur too rare to constitute controlling influence”(14) and merely provide the Applicants with limited consent rights, as opposed to the right to direct affirmatively the activities of CBT.  The Applicants represent that the Main Street Consent Rights have been in effect during the past nine years, and throughout this entire time, not once, did Applicants have the occasion to exercise any of these rights to veto an action.

Thus, even though the Applicants own 41.6% of CBT’s outstanding Units, such minority equity ownership does not equate into actual control over CBT. Charbonneau, as a result of his position as Majority Owner, holding the Majority Owner Approval Rights and the sole power to appoint the third manager to the Board, the CEO, the Chairman of Board, in fact and under all circumstances, controls each and every aspect of any day-to-day management, operation and business affairs of CBT.

Furthermore, because Charbonneau, and not the Applicants, controls CBT, the Applicants believe that it is important that MSCC not misrepresent or overstate the Applicants’ ability to control the management and operations of CBT, including to force a sale or the merger of CBT in a transaction that is accretive to the Applicants and MSCC’s stockholders, by labeling the Equity Investment as a “control” investment in the registration statements and reports that MSCC files with the Commission.

In addition, since CBT is a private company and its financial information is not publicly available, it has expressed concern to the Applicants about the prospect that its confidential financial information could be publicly disclosed in MSCC’s Commission filings to the extent that one or more of the “significance tests” under Rule 4-08(g) and Rule 10-01(b)(1) of Regulation S-X are triggered in a particular annual or interim financial reporting period.  Aside from the general concerns about privacy, CBT believes that it could suffer severe competitive harm if its financial information were to be publicly disclosed in MSCC’s Commission filings.  Since the Applicants do not control CBT and desire to maintain a good working relationship with the person that does control CBT (i.e., Charbonneau) and desire to protect CBT from the competitive harm that could result from the disclosure of CBT’s confidential information, they have deemed it important enough to expend the necessary time and resources, including the incurrence of outside legal counsel fees, to seek the relief sought by this Application.  Aside from the detriment to CBT from the forced public disclosure of its confidential financial information, the Applicants are also concerned that any potential discord between them and Charbonneau, as well as any competitive harm resulting therefrom, could impact Applicant’s ability to continue to hold the Equity Investment, which may jeopardize the financial future of CBT and negatively impact the performance of the Equity Investment.  In this regard, the Applicants paid $1.3 million for the Equity Investment and, as of June 30, 2015, the fair value of the Equity Investment was $34.8 million.  Applicants respectfully submit that the balance of

(13)    See Woodward & Lothrop, Inc. v. Schnabel, 593 F. Supp. 1385, 1400 (D.D.C.) “A right to enforce negative covenants does not necessarily establish control.”   See also, Clearfield Bituminous Coal Corp., 1 SEC 374 (1936) (the contractual right to veto an increase in capital stock or creation of liens or extraordinary debt does not constitute control).

(14)  Allied Chem. & Dye Corp., 5 SEC 151, 155 (1939) (occasions for exercise of power to block charter amendments held too rare to constitute controlling influence).

harm to CBT also favors “exclusion of the confidential financial information” through the issuance of the requested Order.

IV.                               REQUEST FOR RELIEF

By this Application, the Applicants seek a determination by the Commission that the presumption created under Section 2(a)(9) that a person who owns beneficially more than 25%  of the voting securities of a company shall be presumed to control such company has been rebutted by the evidence.  In particular, based on the facts and circumstances set forth in this Application, the evidence presented clearly demonstrates that Charbonneau is solely in control of CBT and rebuts the statutory presumption that the Applicants “control” CBT by reason of their ownership of 41.6% of CBT’s outstanding voting securities.  The Applicants do not exercise a controlling influence over the management or policies of CBT.  The relief requested by the Applicants is consistent with and supported by the Commission orders rebutting the presumption of control created by Section 2(a)(9).  Based on the facts and circumstances described in the Application, the statutory presumption created by Section 2(a)(9) that Applicants control CBT as a result of their more than 25% ownership has been clearly rebutted.

Thus, the Applicants respectfully request that the Commission grant the Order requested herein.  The Applicants are seeking the Order to (i) enable MSCC to more appropriately categorize the Equity Investment in the registration statements and reports it files with the Commission under the 1933 Act and the 1934 Act and (ii) ensure that MSCC will not have to comply with the requirements set forth in Rules 4-08(g) and 10-01(b)(1) of Regulation S-X with respect to the Equity Investment in any such registration statements and reports.

For the reasons set forth above, the Applicants respectfully requests that the Commission grant the requested Order.

VII.                          CONDITIONS

Applicants agree that any Order granting the requested relief will be subject to the following condition:

1.        MSCC will categorize the Equity Investment as an “affiliate” investment under Articles 6 and 12 of Regulation S-X of the 1933 Act and the 1934 Act for so long as it owns 5% or more but less than 50% of CBT’s outstanding Units.

VIII.                     PROCEDURAL COMPLIANCE

A.  Communications

Please address all communications concerning this Application and the Notice and Order to:

Jason B. Beauvais

General Counsel

Main Street Capital Corporation

1300 Post Oak Boulevard, 8th Floor

Houston, Texas 77056

Tel: (713) 350-6043

Email: jbeauvais@mainstcapital.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.

Harry S. Pangas, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, N.W., Suite 700
Washington, D.C. 20001

Tel: (202) 383-0100

Email: steven.boehm@sutherland.com

harry.pangas@sutherland.com

B.  Authorizations

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the MSCC Board of Directors pursuant to resolutions duly adopted by the MSCC Board of Directors effective as of November 3, 2015 (attached hereto as Exhibit A), and by the general partner, managers or board of directors, as applicable, of each of Main Street Capital II, LP, MSCII Equity Interests, LLC and Main Street Equity Interests, Inc. pursuant to resolutions duly adopted by the general partner, managers or board of directors, as applicable, of each of Main Street Capital II, LP, MSCII Equity Interests, LLC and Main Street Equity Interests, Inc. effective as of November 3, 2015 (attached hereto as Exhibit A). Each of the foregoing authorizations remains in effect. The verifications required by Rule 0-2(d) are attached hereto as Exhibit B.

IN WITNESS HEREOF, the Applicants have caused this Application to be duly executed this 6th day of November, 2015.

MAIN STREET CAPITAL CORPORATION

By:	/s/ Jason B. Beauvais
Name:	Jason B. Beauvais
Title:	Senior Vice President

MAIN STREET CAPITAL II, LP

By:	Main Street Capital II GP, LLC
its general partner

By:	/s/ Jason B. Beauvais
Name:	Jason B. Beauvais
Title:	Senior Vice President

MSCII EQUITY INTERESTS, LLC

By:	Main Street Capital II, LP
its sole member

By:	Main Street Capital II GP, LLC
its general partner

By:	/s/ Jason B. Beauvais
Name:	Jason B. Beauvais
Title:	Senior Vice President

MAIN STREET EQUITY INTERESTS, INC.

By:	/s/ Jason B. Beauvais
Name:	Jason B. Beauvais
Title:	Senior Vice President

EXHIBIT A

Resolutions

MSCC Resolutions

RESOLVED, that each officer of Main Street Capital Corporation, a Maryland corporation (“Main Street”), is hereby authorized to prepare, execute and file, on behalf of Main Street, an exemptive application (the “Application”) with the Securities and Exchange Commission for an order of the Commission pursuant to Section 2(a)(9) of the Investment Company Act of 1940, as amended, declaring the presumption created by that section rebutted by evidence with respect to Main Street’s and its subsidiaries’ investment in CBT Nuggets, LLC, and any amendments or supplements thereto; and

FURTHER RESOLVED, that each officer of Main Street is authorized and directed to take such additional actions and to execute and deliver on behalf of Main Street such other documents or instruments as are deemed necessary, desirable or appropriate in furtherance of the foregoing resolution, such officer’s authority therefore to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document.

MSCII and MSCIIEI Resolutions

RESOLVED, that each officer of Main Street Capital II GP, LLC, a Delaware limited liability company (“MSCIIGP”), general partner of Main Street Capital II, LP, a Delaware limited partnership (“MSCII”), sole member of MSCII Equity Interests, LLC, a Delaware limited liability company (“MSCIIEI”), is hereby authorized to prepare, execute and file, on behalf of MSCII and MSCIIEI, an exemptive application (the “Application”) with the Securities and Exchange Commission for an order of the Commission pursuant to Section 2(a)(9) of the Investment Company Act of 1940, as amended, declaring the presumption created by that section rebutted by evidence with respect to Main Street Capital Corporation and its subsidiaries’ investment in CBT Nuggets, LLC, and any amendments or supplements thereto; and

FURTHER RESOLVED, that each officer of MSCIIGP is authorized and directed to take such additional actions and to execute and deliver on behalf of MSCII and MSCIIEI such other documents or instruments as are deemed necessary, desirable or appropriate in furtherance of the foregoing resolution, such officer’s authority therefore to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document

MSEI Resolutions

RESOLVED, that each officer of Main Street Equity Interests, Inc., a Delaware corporation (“Main Street Equity Interests”), is hereby authorized to prepare, execute and file, on behalf of Main Street Equity Interests, an exemptive application (the “Application”) with the Securities and Exchange Commission for an order of the Commission pursuant to Section 2(a)(9) of the Investment Company Act of 1940, as amended, declaring the presumption created by that section rebutted by evidence with respect to Main Street Capital Corporation and its subsidiaries’ investment in CBT Nuggets, LLC, and any amendments or supplements thereto; and

FURTHER RESOLVED, that each officer of Main Street Equity Interests is authorized and directed to take such additional actions and to execute and deliver on behalf of Main Street Equity Interests such other documents or instruments as are deemed necessary, desirable or appropriate in furtherance of the foregoing resolution, such officer’s authority therefore to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document.

EXHIBIT B

Verifications

The undersigned states that he has duly executed the attached exemptive application dated November 6, 2015 for and on behalf of Main Street Capital Corporation; Main Street Capital II, LP; MSCII Equity Interests, LLC; and Main Street Equity Interests, Inc. and; that he is a Senior Vice President of Main Street Capital Corporation and the authorized person of Main Street Capital II, LP; MSCII Equity Interests, LLC; and Main Street Equity Interests, Inc.; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Jason Beauvais
Name: Jason B. Beauvais
Date: November 6, 2015